Len Cereghino & Co.                             CLIENT:  WILLIS LEASE FINANCE
CORPORATE INVESTOR RELATIONS                    CONTACT: Elliot M. Fischer
2605 Western Ave., Seattle, WA  98121                    Chief Financial Officer
(206) 448-1996                                           (415) 331-5281


NEWS RELEASE
--------------------------------------------------------------------------------

      WILLIS LEASE FINANCIAL NINE MONTH REVENUES GAIN 34% TO $24 MILLION;
      -------------------------------------------------------------------
                 NET INCOME EQUALS $2 MILLION OR $.62 PER SHARE
                 ----------------------------------------------


     SAUSALITO, CA -- November 11, 1996 -- Willis Lease Finance Corporation (NASDAQ: WLFC), today released its third quarter results, the company's first earnings report since completing its Initial Public Offering of 2.3 million shares. Willis reported total revenues of $7.3 million for the third quarter of 1996, compared to $10.1 million in the third quarter of last year. In the third quarter of 1995, Willis' revenues were increased by sales of $5.4 million of jet engines acquired for resale compared to $2.8 million in the third quarter this year. Improved margins in its operating lease portfolio and spare parts business helped offset lower equipment sales in the third quarter. For the first nine months of 1996, Willis' total revenues increased 34% to $23.5 million, compared to $17.5 million in the nine months ended September 30, 1995.

     Net income for the third quarter of 1996 was $434,000, or $.13 per share, compared to $1.98 million, or $.58 per share (pro forma), in the like quarter a year ago. Net income for the first nine months of 1996 was $2.0 million, or $.62 per share, compared to $3.28 million, or $1.02 per share (pro forma), in the like period of 1995. Earnings were higher in 1995 primarily because the company had a $2.2 million gain on the modification of a credit facility, the contribution from the third quarter equipment sales mentioned above, and lower general and administrative expenses.

     "We are beginning to use the proceeds from our IPO, which we received at the end of the third quarter, to purchase additional engines for our operating lease portfolio and additional inventory for WASI (Willis Aeronautical Services, Inc.), our spare parts subsidiary. The offering was completed at the end of the third quarter and had virtually no impact on our third quarter results," said Charles F. Willis, President. For the trailing twelve month period ended September 30, 1996, the return on weighted average assets was 2.2% and the return on weighted average equity was 34.7%.

     At September 30, 1996, Willis had 28 engines on lease with a book value of $75.4 million compared to 27 engines with a book value of $69.4 million at the end of 1995's third quarter. The operating lease portfolio generated $3.5 million in lease revenues in the third quarter of 1996 compared to $3.9 million in the third quarter of 1995. For the first nine months of 1996, Willis generated operating lease revenue of $10.4 million up 4.5% from $9.9 million in the like period of 1995. Year-to-date, margins on the operating leases improved to 39.0% compared to 22.5% in the like period of 1995.

     "The number of engines dropped by a total of 2 engines during the quarter. We will continue to purchase additional engines that meet our acquisition criteria. We completed the acquisition of one engine in September. With the $17 million proceeds from our IPO used together with debt financing, we intend to increase the size of our lease portfolio," Willis noted.

                                     (more)

WLFC - Third Quarter Earnings
November 11, 1996
Page Two


     "WASI increased its contribution to sales and operating margins this year," Willis said. In the third quarter, spare parts sales increased 9.5% to $869,000 compared to sales of $794,000 in the third quarter a year ago. For the first nine months of 1996, parts sales increased 55% to $3.3 million compared to $2.2 million in the like quarter a year ago. Nine month margins in 1996 also improved to 50% compared to 36.1% in the like period of 1995. The company increased the spare parts inventories by 23% since the beginning of the year."

     "The small number and large transaction size of engine resales means that our revenues and earnings can fluctuate widely from quarter to quarter," stated Elliot Fischer, Chief Financial Officer. Third quarter sales of equipment acquired for resale generated revenue of $2.8 million compared to $5.4 million in the third quarter of 1995. In the first nine months of 1996 Willis generated $9.6 million from engines acquired for resale compared to $5.4 million in the first nine months of 1995.

     In the third quarter of 1995, Willis completed three transactions generating a gross margin of 49%. "We believe the margins on these transactions were unusually high," Fischer explained. "So far this year, the gross margin on resale transactions was 12%. The 1996 margin was adversely affected by a loss of $237,000 on third quarter transactions due to higher than expected refurbishment costs on two engines.

     "General and administrative expenses were higher in 1996 by $333,000 in the third quarter and $1.1 million for the nine months in order to support our growth in assets and volume of transactions," Fischer explained.

     "At September 30, Willis had 28 engines under lease to 20 airlines operating in 11 countries," Willis noted. The company focuses on commercial jet aircraft engines, particularly engines for the most commonly used Boeing, McDonnell-Douglas, and Airbus aircraft.

     According to The Boeing Report, 12,000 net new aircraft are forecast for delivery worldwide over the next 20 years, requiring about 39,000 installed engines.  Assuming  a ratio of  approximately  17% spare  engines  to  installed engines, the Report estimates potential market demand for approximately 6,600 additional spare engines through the year 2015.

     Willis' debt to equity ratio dropped to 3.1:1 due to the equity raised in September. Willis' assets totaled $108.6 million at September 30, 1996, compared to $85.8 million a year ago. Shareholder' equity was $20.3 million following the IPO and tangible book value was $3.96 per share at quarter end.

     Willis Lease Finance Corporation's primary businesses are the leasing of spare replacement aircraft engines and the strategic acquisition and resale of aircraft engines and parts to the worldwide commercial airline aftermarket. The company commenced leasing operations in 1988 and established WASI (Willis Aeronautical Services, Inc.) to conduct its spare parts resale operation in October 1994. On Friday, November 7, the stock closed the trading day at $11.125 per share.

     Except for historical information contained herein, the matters discussed in this release contain forward looking statements that involve risks and uncertainties. The company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the effect of changing economic conditions, trends in the airline industry, changes in interest rates, liability risks associated with providing engines and services to aircraft, the ability of the Company to profitably remarket or release engines in a timely manner, changes in maintenance requirements and safety regulation, and other risk detailed in the Company's Registration Statement and continuing reports filed with the Securities and Exchange Commission.

                                     (more)

WLFC - Third Quarter Earnings
November 11, 1996
Page Three

FINANCIAL HIGHLIGHTS                                       Third Quarter Ended                 Nine Months Ended
--------------------                                          September 30,                       September 30,
(in thousands except per share)(unaudited)                1996             1995               1996            1995
                                                          ---------------------               --------------------
Revenues:
     Operating lease revenue                              $3,544       $ 3,866                $10,379       $ 9,931
     Gain (loss) on sale of leased engines                $    0             0                      0          (110)
     Spare parts sales                                    $  869           794                  3,303         2,205
     Sale of equipment acquired for resale                $2,781         5,372                  9,605         5,372
     Interest and other income                            $  150            26                    197            82
                                                          ------       -------                -------       -------
          TOTAL REVENUE                                   $7,344       $10,058                $23,484       $17,480

Expenses:
     Interest                                             $1,101       $1,174                 $ 3,371       $ 4,355
     Depreciation                                            735        1,228                   2,513         3,078
     Residual share                                          162          118                     536           283
     Cost of spare parts sales                               218          494                   1,604         1,388
     Cost of equipment acquired for resale                 3,018        2,740                   8,551         2,740
     General & administrative expense                      1,331          999                   3,434         2,322
                                                          ------       -------                -------       -------
          TOTAL EXPENSES                                  $6,565       $6,753                 $20,009       $14,166

Gain on modification of credit facility                        0            0                       0         2,203
                                                          ------       -------                -------       -------
Income (loss) before income taxes and minority interest   $  779         3,305                  3,475         5,517
Income taxes                                                (300)       (1,316)                (1,395)       (2,207)
                                                          ------       -------                -------       -------
Income (loss) before minority interest                       479         1,989                  2,080         3,310
Less: minority interest in net income of subsidiary          (45)           (8)                   (79)          (29)
                                                          ------       -------                -------       -------
Net income (loss)                                         $  434       $ 1,981                 $2,001        $3,281

Earnings per share (pro forma)                            $ 0.13       $  0.58                 $ 0.62        $ 1.02

Weighted average shares outstanding                        3,425         3,425                  3,215         3,215




                                                           Period Ended             Year Ended           Period Ended
                                                          Sept. 30, 1996           Dec. 31, 1995        Sept. 30, 1995
                                                          --------------           -------------        --------------
Cash and short term investments                           $     14,681             $       816           $      2,310
Aircraft engines net                                      $     75,368             $    74,704           $     69,427
Spare parts inventory                                     $      3,598             $     2,916           $      3,115
Total receivables                                         $      2,036             $     1,259           $      1,394
Total assets                                              $    108,604             $    91,437           $     85,819
Total liabilities                                         $     88,316             $    86,540           $     80,774
Shareholders' equity                                      $     20,288             $     4,812           $      4,988

                                      -0-

NOTE:  Transmitted on PR NewsWire at 1:59 p.m. PST, November 11, 1996.